                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                   ______________

                                    SCHEDULE 13D
                                   (RULE 13d-101)
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HARVEYS CASINO RESORTS
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                   CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                   NOT APPLICABLE
-------------------------------------------------------------------------------
                                   (CUSIP Number)

                                    KELVIN DAVIS
                              C/O COLONY CAPITAL, INC.
                        1999 AVENUE OF THE STARS, SUITE 1200
                           LOS ANGELES, CALIFORNIA 90067
                                   (310) 282-8800
-------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  with a copy to:

                               JONATHAN H. GRUNZWEIG
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         300 SOUTH GRAND AVENUE, SUITE 3400
                        LOS ANGELES, CALIFORNIA  90071-3144
                                   (213) 687-5000

                                  FEBRUARY 1, 1999
-------------------------------------------------------------------------------
                           (Date of Event Which Requires
                             Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                            (Continued on following pages)

                                 (Page 1 of 12 Pages)

--------------------------                                  --------------------
 CUSIP No. NOT APPLICABLE             13D                    Page 2 of 12 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       COLONY HCR VOTECO, LLC

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
--------------------------------------------------------------------------------
    NUMBER      7     SOLE VOTING POWER
   OF SHARES          38,800
    BENEFI-     ----------------------------------------------------------------
    CIALLY      8     SHARED VOTING POWER
   OWNED BY           -0-
   EACH RE-     ----------------------------------------------------------------
    PORTING     9     SOLE DISPOSITIVE POWER
    PERSON            38,800
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       38,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                              / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       97%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

--------------------------                                  --------------------
 CUSIP No. NOT APPLICABLE             13D                    Page 3 of 12 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       THOMAS J. BARRACK, JR.
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
--------------------------------------------------------------------------------
    NUMBER      7     SOLE VOTING POWER
   OF SHARES          -0-
    BENEFI-     ----------------------------------------------------------------
    CIALLY      8     SHARED VOTING POWER
   OWNED BY           38,800
   EACH RE-     ----------------------------------------------------------------
    PORTING     9     SOLE DISPOSITIVE POWER
    PERSON            -0-
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      38,800
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       38,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                              / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       97%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

--------------------------                                  --------------------
 CUSIP No. NOT APPLICABLE             13D                    Page 4 of 12 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       KELVIN L. DAVIS

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
--------------------------------------------------------------------------------
    NUMBER      7     SOLE VOTING POWER
   OF SHARES          -0-
    BENEFI-     ----------------------------------------------------------------
    CIALLY      8     SHARED VOTING POWER
   OWNED BY           38,800
   EACH RE-     ----------------------------------------------------------------
    PORTING     9     SOLE DISPOSITIVE POWER
    PERSON            -0-
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      38,800
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       38,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                              / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       97%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common"), of Harveys Casino Resorts, a Nevada corporation (the "Issuer"), as successor by merger to Harveys Acquisition Corporation, a Nevada corporation ("HAC"). The principal executive office of the Issuer is located at Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada 89449.

          The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by Colony HCR Voteco, LLC, a Delaware limited liability company ("Voteco"), Thomas J. Barrack, Jr. and Kelvin L. Davis (collectively, the "Reporting Persons"). Messrs. Barrack and Davis are the sole members and executive officers of Voteco. Mr. Barrack holds a 40% interest in Voteco, and Mr. Davis holds a 60% interest in Voteco. The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          Voteco is the registered owner of the Class A Common. Voteco's principal business is its investment in the Class A Common. Mr. Barrack's principal occupation is Chairman and Chief Executive Officer of Colony Capital, Inc. ("Colony Capital") and Colony Advisors, Inc. ("Colony Advisors"). Mr. Davis' principal occupation is President and Chief Operating Officer of Colony Capital and Colony Advisors. Messrs. Barrack and Davis are both United States citizens. The address of the principal business and principal office of Voteco, and the business address of Messrs. Barrack and Davis, is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

          During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 1, 1999, in connection with the merger (the "Merger") of HAC with and into the Issuer pursuant to an Agreement and Plan of Merger dated as of February 1,

1998 (the "Merger Agreement") by and between HAC and the Issuer, Voteco acquired 37,999 shares of Class A Common for $742,735 in cash and 10 shares of 13-1/2% Series A Senior Redeemable Convertible Cumulative Preferred Stock, par value $.01 per share (the "Series A Preferred"), of the Issuer for $5,500 in cash. Such cash consideration was obtained by Voteco from its available cash. The Series A Preferred is convertible into Class A Common at an initial conversion rate of 28.7309164 shares of Class A Common for each share of Series A Preferred, subject to adjustment in customary circumstances to prevent dilution. A copy of the Merger Agreement is included as Exhibit 1 hereto and incorporated herein by this reference.

          In addition, on February 1, 1999, in connection with the Merger, Colony Investors III, L.P., a Delaware limited partnership ("Colony III"), acquired 3,879,001 shares of nonvoting Class B Common, par value $.01 per share (the "Class B Common"), of the Issuer, representing 97% of the total outstanding Class B Common, for $74,256,265 in cash, and 99,990 shares of 13-1/2% Series B Senior Redeemable Convertible Cumulative Preferred Stock, par value $.01 per share (the "Series B Preferred"), of the Issuer for $54,994,500 in cash. The Series B Preferred is convertible into Class B Common of the Issuer on substantially the same basis as the Series A Preferred is convertible into Class A Common. Such cash consideration was obtained by Colony III from (1) a $425 million revolving credit facility entered into by Colony III and the banks therein named, led by Bankers Trust Company and The Chase Manhattan Bank and (2) capital contributions from Colony III's limited partners.

          As of January 29, 1999, the date of effectiveness of the registration of the Class A Common under Section 12 of the Exchange Act, Voteco owned one share of Class A Common, which it had acquired for consideration of $1 in cash from its available cash. Such share represented all of the Class A Common outstanding prior to February 1, 1999, and was acquired in connection with the initial capitalization of HAC.

          Pursuant to a Transfer Restriction Agreement dated as of February 1, 1999 among the Reporting Persons and Colony III (the "Transfer Restriction Agreement"), Colony III has an option (which it must transfer to an Approved Purchaser (as defined herein), subject to certain exceptions) to purchase any or all shares of Class A Common and Series A Preferred held by Voteco upon the happening of certain events for the original price paid by Voteco for such securities plus an interest factor, as described in the Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." The Transfer Restriction Agreement is attached hereto as Exhibit 2 and incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of the shares of Class A Common by Voteco was the acquisition of control of the Issuer. Pursuant to the Merger Agreement, HAC was merged with and into the Issuer on February 2, 1999, with the Issuer being the surviving entity and continuing its business and operations, and the Articles of Incorporation and Bylaws of HAC became the Articles of Incorporation and Bylaws of the Issuer. After consummation of the Merger, Colony III owns 97% of the outstanding non-voting common stock of the Issuer through the ownership of 97% of the outstanding non-voting Class B Common, and 99.99% of the outstanding preferred stock of the Issuer through its ownership of all the outstanding Series B Preferred, and Voteco owns 97% of the outstanding voting stock of the Issuer through its ownership of 97% of the outstanding voting Class A Common and .01% of the outstanding preferred stock of the Issuer through its ownership of all the outstanding Series A Preferred. Certain executive officers of the Issuer own 1.65% of the outstanding shares of Class A Common and Class B Common, and certain other executive officers are expected to be granted an aggregate of 1.35% of the outstanding shares of Class A Common and Class B Common. As a result of its ownership of Class A Common, Voteco is able to govern all matters of the Issuer that are subject to the vote of stockholders, including the appointment of directors and the amendment of the Issuer's Articles of Incorporation and Bylaws. In addition, in the Merger the directors of HAC, consisting of Messrs. Barrack and Davis, became directors of the Issuer, with Mr. Barrack becoming the Chairman of the Board of Directors of the Issuer, and Charles W. Scharer, the President and Chief Executive Officer of the Issuer prior to and following the Merger and the Chairman of the Board of Directors of the Issuer prior to the Merger, was appointed a director of the Issuer.

          In connection with the Merger, the Issuer's common stock outstanding prior to the consummation of the Merger was delisted from the New York Stock Exchange and became eligible for termination of registration pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2(a)(4) thereunder, and its registration was so terminated. The Issuer paid cash dividends prior to the Merger, but has no plans to pay cash dividends after the Merger.

          Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Voteco owns 38,800 shares of Class A Common, which represent 97% of the shares of Class A Common outstanding as of February 1, 1999, and 10 shares of Series A Preferred. Voteco has the sole power to vote such shares of Class A Common. Voteco's power to dispose of such shares of Class A Common and Series A Preferred is subject to the Transfer Restriction Agreement, pursuant to which Voteco may not transfer any shares of its Class A Common or Series A Preferred, except as provided in such Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

          Messrs. Barrack and Davis, as the sole members and executive officers of Voteco, may be deemed to have acquired (1) beneficial ownership of the 38,800 shares of Class A Common owned by Voteco, which shares represent 97% of the shares of Class A Common outstanding as of February 2, 1999, and (2) beneficial ownership of the 10 shares of Series A Preferred owned by Voteco. Messrs. Barrack and Davis each disclaim beneficial ownership of such shares of Class A Common and Series A Preferred. Messrs. Barrack and Davis, as the sole members of Voteco, share the power to direct the vote of the shares of Class A Common held by Voteco. Except as set forth in Item 3, there have been no transactions effected in the Class A Common during the past 60 days by the Reporting Persons or any other person or entity disclosed in Item 2. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The responses to Items 3 and 4 are incorporated herein by this reference.

          The Transfer Restriction Agreement provides, among other things, that (1) Colony III has the option to purchase shares of Class A Common from Voteco in connection with sales of Class B Common by Colony III to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an "Approved Purchaser," and such sale, an "Approved Sale"), (2) Colony III has the option to purchase shares of Series A Preferred from Voteco in connection with an Approved Sale of Series B Preferred by Colony III, and (3) Voteco will not transfer ownership of shares of Class A Common or Series A Preferred owned by it except pursuant to such options of Colony III. The Transfer Restriction Agreement provides that, unless Colony III otherwise receives approval from applicable gaming authorities, Colony III shall assign such options to the applicable Approved Purchaser. The exercise price of Colony III's option on Class A Common or Series A Preferred, as the case may be, is equal to the sum of (a) the amount in cash or the fair market value of any other consideration originally paid by Voteco for such shares of Class A Common or Series A Preferred, as the case may be, plus (b) the amount equivalent to a 6 percent annual rate of interest on such amount or fair market value, compounded annually, calculated from the date Voteco acquired such shares of Class A Common, on the basis of a 360-day year comprised of twelve 30-day months, to and excluding the date of the Approved Sale. The foregoing description is qualified in its entirety by the Transfer Restriction Agreement, which is attached hereto as Exhibit 2 and incorporated herein by this reference.

          In addition, the Articles of Incorporation of the Issuer provide that no stock or other securities issued by the Issuer and no interest therein or claim or charge thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder.

          The Issuer, Voteco, Colony III, Mr. Scharer (President and Chief Executive Officer of the Issuer), Stephen L. Cavallaro (Executive Vice President and Chief Operating Officer of the Issuer) and John J. McLaughlin (Senior Vice President and Chief Financial Officer of the Issuer) have entered into a Stockholders Agreement dated as of February 2, 1999 (the "Stockholders Agreement"). Other members of the Issuer's management (together with Messrs. Scharer, Cavallaro and McLaughlin, the "Employee Stockholders") who are issued shares of Class A Common or Class B Common (collectively, "Common Stock") from time to time are expected to become parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, in each case subject to certain exceptions, (1) prior to the closing of a public offering of Common Stock registered under the Securities Act of 1933, as amended (the "Securities Act"), in which such shares are approved for listing on the New York Stock

Exchange or American Stock Exchange or approved for quotation on the Nasdaq National Market, Employee Stockholders shall not transfer any shares of Common Stock without the written consent of Voteco, (2) the Issuer, Voteco and Colony III have certain rights of first offer with respect to proposed sales of Common Stock by Employee Stockholders, (3) with respect to Common Stock held by them, the Employee Stockholders have certain "tag-along" rights in connection with sales of Common Stock held by Voteco, Colony III and their affiliates and certain incidental registration rights in connection with proposed registrations by the Issuer of Common Stock under the Securities Act, and (4) in the event Voteco, Colony III or their affiliates propose to sell to a third party 90 percent or more of the then-outstanding common equity of the Issuer, the Employee Stockholders shall consent and not object to such sale, shall vote shares of Common Stock held by them in favor of such sale in any required vote, shall sell shares of Common Stock held by them at the price and on the terms and conditions upon which Voteco, Colony III or their affiliates sell Common Stock, and shall take certain other actions deemed reasonably necessary in furtherance of such sale to a third party.
The foregoing description is qualified in its entirety by the Stockholders Agreement, which is attached hereto as Exhibit 3 and incorporated herein by this reference.

          Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of February 1, 1998, between HAC and the Issuer (incorporated herein by reference to Exhibit 2.1 of Harveys Acquisition Corporation's Registration Statement on Form 10 (File no. 0-25093), filed November 20,
               1998).

Exhibit 2 Transfer Restriction Agreement, dated as of February 1, 1999, among Thomas J. Barrack, Jr., Kelvin L. Davis, Voteco and Colony III.

Exhibit 3 Stockholders Agreement, dated as of February 2, 1999, among the Issuer, Voteco, Colony III, and the securityholders of the Issuer identified from time to time in Schedule A thereto.

Exhibit 4      Joint Filing Agreement.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              COLONY HCR VOTECO, LLC


Date:  February 9, 1999            By:  /S/ KELVIN L. DAVIS
                                       -------------------------------
                                       Kelvin L. Davis
                                       Member

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 9, 1999                     /s/ THOMAS J. BARRACK, JR.
                                            -------------------------------
                                             THOMAS J. BARRACK, JR.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 9, 1999                 /s/ KELVIN L. DAVIS
                                        -------------------------------
                                        KELVIN L. DAVIS

                                    EXHIBIT INDEX

                                                                         PAGE NO.
                                                                         --------
Exhibit 1      Agreement and Plan of Merger, dated as of February
               1, 1998, between HAC and the Issuer (incorporated
               herein by reference to Exhibit 2.1 of Harveys
               Acquisition Corporation's Registration Statement
               on Form 10 (File no. 0-25093), filed November 20,
               1998).

Exhibit 2      Transfer Restriction Agreement, dated as of
               February 1, 1999, among Thomas J. Barrack, Jr.,
               Kelvin L. Davis, Voteco and Colony III.

Exhibit 3      Stockholders Agreement, dated as of February 2,
               1999, among the Issuer, Voteco, Colony III, and the securityholders of the Issuer identified from time to time in Schedule A thereto.

Exhibit 4      Joint Filing Agreement.
